UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated April 7, 2009

FOR IMMEDIATE RELEASE

For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2009 VOLUMES

(Santiago, Chile, April 7, 2009) – CCU reported today preliminary first quarter consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter
	Volumes	% Change
Beer in Chile	1,506,869	-4.0%
Beer in Argentina[1]	1,123,637	31.5%
Soft Drinks and functionals	1,086,813	-5.2%
Fruit Beverages	181,750	8.8%
Waters	384,860	-5.9%
Wine Chile – Domestic2-3	99,109	-2.9%
Wine Chile – Export2-3	92,305	29.3%
Wine Argentina3-4	9,316	6.3%
Spirits	40,407	-6.3%
TOTAL[5]	4,525,066	3.5%

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

1 Excludes exports to Chile.
2 VSP consolidates Viña Tarapacá’s operation since the last quarter of 2008.
3 Does not include bulk wine sales.
4 Includes domestic and export sales volume.
5 Does not include confectionery sales volume

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: April 7, 2009